Exhibit 99.1

Canadian Solar Comments on European Commission Letter Raising Potential Issues Concerning Compliance with the Undertaking Agreement

GUELPH, Ontario, March 10, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today stated that the European Commission has informed the Company of potential issues identified in the course of verifying Canadian Solar’s compliance with the undertaking agreement. The undertaking agreement is an agreement entered into by the Company and other Chinese producers exporting to the EU with the European Commission, in connection with EU trade measures.

In accordance with standard procedure, Canadian Solar has the opportunity to respond to the issues raised by the European Commission and to demonstrate that it complied with the undertaking agreement. The European Commission has not made a final decision.

Canadian Solar has strived to fully comply with the undertaking agreement and is closely coordinating with the European Commission and the Chamber of Commerce in China to demonstrate that it has fully complied with the undertaking agreement. The Company will continue to cooperate with the European Commission to the fullest extent in order to address any concerns or misunderstandings.

Mr. Ed Jobs, IR Director for Canadian Solar, commented, “We believe that we have been compliant with the undertaking agreement. Any decision of the European Commission would not have a significant impact on our guidance for the full year 2015. Europe accounts for a small part of our business and, in any case, we can continue servicing our customers in Europe.”

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 9 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.